Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)(b)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

	Year Ended December 31,
	2008		2007	2006	2005	2004
	(dollars in thousands)
Operating income from continuing operations	$42,029		$436,064	$333,676	$345,676	$367,824
Add—Fixed charges	161,665		154,790	119,698	94,659	55,327

Operating income from continuing operations before fixed charges	$203,694		$590,854	$453,374	$440,335	$423,151

Fixed Charges:
Interest (c)	$141,413		$136,529	$104,348	$78,375	$39,551
Other (d)	20,252		18,261	15,350	16,284	15,776

Total fixed charges	$161,665		$154,790	$119,698	$94,659	$55,327

Ratio of earnings to fixed charges (e)	1.26	(f)	3.82	3.79	4.65	7.65

(a)	Data presented relates to the Company’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•

earnings for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 represent income from continuing operations before income taxes and minority interest in net income, and, for periods prior to May 10, 2005, the date of Lazard Ltd’s equity public offering, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges, and

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

(c)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(d)	Other fixed charges consists of the interest factor in rentals.

(e)	The results of operations for periods until Lazard Ltd’s equity public offering and the financing transactions on May 10, 2005 are not comparable to results of operations for subsequent periods as described below.

•

payment for services rendered by Lazard Group’s managing directors, which, as a result of Lazard Group operating as a limited liability company, historically had been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, Lazard Group’s operating income historically has not reflected payments for services rendered by its managing directors. For periods subsequent to the consummation of Lazard Ltd’s equity public offering, the consolidated financial statements of Lazard Group include all payments for services rendered by its managing directors in compensation and benefits expense;

•	the use of proceeds from the financing transactions; and

•	the net incremental expense related to the financing transactions.

(f)	Operating income for 2008 is presented after giving effect to a charge of $199,550 relating to the LAM Merger in the third quarter (see Note 4 of Notes to Consolidated Financial Statements). Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 2.49.